Exhibit 99

LightPath Technologies, Inc. Announces

Third Quarter Fiscal 2004 Financial Results

For Immediate Release

(May 14, 2004) ORLANDO, FL LightPath Technologies, Inc. (NASDAQ SmallCap Market: LPTH), a manufacturer and integrator of families of precision molded aspheric optics, GRADIUM® glass products, high-performance fiber-optic collimators and isolators, today announced financial results for it’s fiscal 2004 third quarter and first nine months ended March 31, 2004. Compared to the same periods in the prior year, sales increased by over 15%, to $1.95 million for the third fiscal quarter and by over 11%, to $5.56 million for the first nine months of the fiscal year. The Company continues to work toward its goals of reaching a cash flow positive and profitable status. The Company’s backlog at March 31, 2004 was at a notably higher level than it had been at the end of the same quarter of the prior year (see below).

Financial Quick Reference

(In Millions, except for per share data)	Three Months Ended March 31,		Nine Months Ended March 31,
Unaudited	2004	2003	2004		2003
Total revenues	$1.95	$1.69	$5.56		$5.00
Total costs and expenses, net	$3.02	$4.52	$9.99		$24.02	(1)
Net loss	$(1.07)	$(2.83)	$(4.43)		$(19.02	)(1)
Net loss per share	$(0.37)	$(1.10)	$(1.64)		$(7.36)
Increase (decrease) in cash and cash equivalents	$1.00 (2)	$(2.68)	$(0.42	)(2)	$(9.39)

(1)	Includes cumulative effect of accounting change of $2.28
(2)	Includes proceeds of common stock sale of $1.89

(In Millions)	March 31, 2004	June 30, 2003
Cash and cash equivalents	$2.95	$3.37

Detailed comments about the third quarter of fiscal 2004: For the quarter ended March 31, 2004, the Company reported total revenues of $1.95 million compared to $1.69 million for the same quarter of the previous fiscal year, an increase of over 15%. Net loss for the quarter was $1.07 million, or $0.37 per share. Our gross margin percentage in the fiscal third quarter was approximately 17%, which is an improvement from the negative gross margin of the prior year’s third quarter. We continue to work to improve our gross margin level via lower material costs and higher productivity. This is the fourth consecutive quarter of postive gross margin since the restructuring effort to size the business to marketplace demand began at the end of fiscal 2002. Selling, general and administrative (SG&A) expenses increased to $1.39 million in this most recent quarter compared with $1.26 million in the prior years quarter reflecting higher legal and sales costs. Over the last two quarters, SG&A has included about $0.16 million of legal expenses relating to our litigation settlement, the gain from which ($0.79 million) is reported below the operating loss level in our statement of operations. New Product Development (NPD) expenses also were reduced from $0.93 million last year to $0.24 million in this most recent quarter. The primary cause of the decline in NPD spending was the closure of the Company’s former operating locations in Albuquerque, New Mexico (by December 2002) and Walnut, California (by May 2003).

Our current quarter includes amortization expense for intangible assets of $0.46, which is a non-cash expense. The most significant components of these intangible assets will be fully amortized in approximately two more fiscal quarters.

Detailed comments about the first nine months of fiscal 2004: For the first nine months of fiscal 2004, ended March 31, 2004, the Company reported total revenues of $5.56 million compared to $5.00 million for the same nine months of the previous fiscal year, an increase of 11%. Net loss for the current nine month period was $4.43 million, or $1.64 per share. Gross margins have made a substantial recovery in the comparative nine month periods. In this most recent period gross margin is a positive 20% vs. a negative 29% in the prior year’s same nine months. SG&A expenses were reduced from $4.94 million last year to $4.10 million in this most recent nine month period. NPD expenses also were reduced from $2.45 million last year to $0.70 million. In both cases, the primary cause of the decline was the financial effects of reduced costs due to the closures of the Company’s former locations in New Mexico and California which were either completed or in process by March 31, 2003.

In the nine month comparison, the prior year period contained substantial charges for asset impairments ($5.50 million) and reorganization and relocation expenses ($0.43 million).

Cash Status: For the quarter ended March 31, 2004, net cash increased by $1.00 million. Cash was bolstered in the quarter by both the sale of common stock (netting $1.89 million and a settlement of litigation, netting $0.61 million). Improvements in future cash usage will depend upon achieving sales increases from our current levels, improvements in operating costs and working capital management and reduced capital expenditures. As stated previously, the key objective for the Company remains sales increases to lift us to and past cash flow breakeven.

Backlog: We define our “Disclosure Backlog” as requests for product that are submitted by customers for delivery within one year and which are reasonably likely to remain in the backlog and be converted into revenues. This includes customer purchase orders and may include amounts under supply contracts if they meet the aforementioned criteria. At March 31, 2004, our Disclosure Backlog was approximately $2.8 million; at March 31, 2003, it was approximately $1.6 million. We believe this increase in the Disclosure Backlog is attributable to several factors:

•	better organized and more concentrated sales efforts

•	a stronger general economy, including in products requiring optics such as we produce

•	our efforts to increase the proportion of our business that is under larger or longer-term orders and supply agreements, and

•	new products

In the near-term, we believe this magnitude of backlog growth portends continuing sales improvements.

Comments: Ken Brizel, President and CEO of LightPath, stated, “Our business picture continues to improve as we work to reach our overriding goals of cash flow and profit breakeven. We have more work to do to reach these goals. Our sales continue to increase and our backlog, first disclosed in this report, is up notably from one year earlier. In addition to a strong performance by our sales team, the backlog is also higher due to a change in the product mix in the recent orders received compared to our expectations. We are adjusting to this mix change in our manufacturing operation by adding a limited second shift which required some time for operator training to reach acceptable productivity.

Our gross margins are still not adequate and during the quarter just ended, we added a senior manufacturing executive, Bob Reichert, to assist in the effort to reach acceptable gross margins. We have been able to obtain some customer supply contracts and arrangements that will reduce our dependence on the volatile and unpredictable `turns’ business.”

“During the quarter we also settled one of our two significant outstanding litigation matters successfully leading to a cash settlement payment to us. In addition to the cash received, this ends what had been an ongoing flow of legal costs we had been incurring. Most importantly we were able to raise new equity capital from a private investment group. I’m very pleased that this group of investors sees the same kind of prospect and opportunity in LightPath that we do.”

Additional information concerning the Company and its products can be found at the Company’s web site at www.lightpath.com.

Webcast Details:

LightPath will hold an audio webcast at 2:00 p.m. EDT on May 14, 2004 to discuss details regarding the company’s performance for the fiscal third quarter and first nine months of fiscal year 2004. The session may be accessed at http://www.lightpath.com. A transcript archive of the webcast will be available for viewing or download on our website.

About LightPath:

LightPath manufactures optical products including precision molded aspheric optics, GRADIUM® glass products, proprietary collimator assemblies, laser components utilizing proprietary automation technology, higher-level assemblies and packing solutions. LightPath has a strong patent portfolio that has been granted or licensed to us in these fields. LightPath common stock trades on the Nasdaq SmallCap Market under the symbol LPTH.

Contacts:	Ken Brizel, President & CEO, or Monty Allen, CFO
LightPath Technologies, Inc. (407) 382-4003
Internet: www.lightpath.com

This news release includes statements which constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, factors detailed by LightPath Technologies, Inc. in its public filings with the Securities and Exchange Commission.

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Balance Sheets

(unaudited)

	March 31, 2004	June 30, 2003
Assets
Current assets:
Cash and cash equivalents	$2,948,294	$3,367,650
Trade accounts receivable, net of allowance of $132,605 and $463,370, respectively	1,254,236	1,267,465
Inventories	1,124,395	1,074,562
Prepaid expenses and other assets	684,421	542,792

Total current assets	6,011,346	6,252,469

Property and equipment - net	2,562,433	3,096,606
Intangible assets - net	1,477,598	2,958,637
Other assets	155,987	190,352

Total assets	$10,207,364	$12,498,064

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$422,875	$418,172
Accrued liabilities	376,524	382,891
Accrued payroll and benefits	278,263	428,682
Accrued severance and exit costs	51,489	87,537

Total current liabilities	1,129,151	1,317,282

Commitments and contingencies	—	—

Stockholders’ equity:
Common stock: Class A, $.01 par value, voting; 34,500,000 shares authorized; 3,217,939 and 2,584,595 shares issued and outstanding at March 31, 2004 and 2003, respectively	32,180	25,846
Additional paid-in capital	190,953,849	188,921,743
Accumulated deficit	(181,661,306)	(177,232,790)
Unearned compensation	(246,510)	(534,017)

Total stockholders’ equity	9,078,213	11,180,782

Total liabilities and stockholders’ equity	$10,207,364	$12,498,064

The accompanying notes are an integral part of these unaudited consolidated statements.

LIGHTPATH TECHNOLOGIES, INC.

Condensed Consolidated Statement of Operations

(unaudited)

	Three months ended March 31,		Nine months ended March 31,
	2004	2003	2004	2003
Product sales, net	$1,951,118	$1,687,722	$5,558,896	$4,996,278
Cost of sales	1,624,689	1,775,961	4,443,232	6,439,791

Gross margin	326,429	(88,239)	1,115,664	(1,443,513)
Operating expenses:
Selling, general and administrative	1,386,697	1,261,776	4,097,510	4,942,624
New product development	239,919	927,391	704,786	2,449,984
Asset impairments	—	—	—	5,504,457
Amortization of intangibles	465,647	563,977	1,479,022	2,107,485
Reorganization and relocation expense	—	—	1,766	431,287

Total operating costs	2,092,263	2,753,144	6,283,084	15,435,837

Operating loss	(1,765,834)	(2,841,383)	(5,167,420)	(16,879,350)

Other income (expense)
Gain on sales of assets	6,450	—	115,106	—
Gain on settlement of litigation	790,000	—	790,000	—
Investment and other income (expense), net	(100,256)	10,210	(166,201)	140,044

Loss before cumulative effect of accounting change	(1,069,640)	(2,831,173)	(4,428,515)	(16,739,306)
Cumulative effect of accounting change	—	—	—	(2,276,472)

Net loss	$(1,069,640)	$(2,831,173)	$(4,428,515)	$(19,015,778)

Loss per share (basic and diluted)	$(0.37)	$(1.10)	$(1.64)	$(7.36)

Number of shares used in per share calculation	2,880,458	2,584,595	2,700,855	2,584,595

The accompanying notes are an integral part of these unaudited consolidated statements.

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